Exhibit (e)(24)

January 5, 2009

Via Hand Delivery

Karen Kock

Re:	Change in Control Agreement

The Board of Directors believes that it is in the best interests of White Electronic Designs Corporation (“WEDC”) to take appropriate steps to allay any concerns you may have about your future employment opportunities with WEDC and its subsidiaries (WEDC and its subsidiaries are collectively referred to as the “Company”). As a result, the Board has decided to offer to you the benefits described below. This offer supersedes any previous agreement related to a change in control or severance or other benefits related to a change in control.

Please bear in mind that these benefits are being offered only to a few, selected employees and we accordingly ask that you refrain from discussing this program with others. Also, please note that the benefits described below will only be effective if you sign the extra copy of this Change in Control Agreement (the “Agreement”) which is enclosed and return it to me by Friday, January 9, 2009.

1. TERMS OF AGREEMENT.

This Agreement is effective immediately and will continue in effect as long as you continue to remain actively employed by the Company, unless you and the Company mutually agree in writing to its termination or amendment.

2. SEVERANCE PAYMENT AND EQUITY AWARD VESTING.

If your employment with the Company is terminated without “Cause” (as defined in Section 5), or you resign with “Good Reason” (as defined in Section 5), at, or within the twelve (12) month period following, the occurrence of a “Change in Control” (as defined in Section 4), you will receive the “Severance Payment” described below, subject to the other provisions and conditions in this Agreement.

The Severance Payment shall be an amount equal to fifteen (15) months of your annual base salary and 100% of the annual bonus, paid in the calendar year immediately preceding the calendar year in which the Change in Control occurs, or, if greater, in the calendar year before that immediately preceding year.

The Severance Payment will be paid in one lump sum within ninety (90) days following your termination of employment.

You are not entitled to receive the Severance Payment if your employment is terminated for Cause, if you voluntarily terminate your employment for any reason other than “Good Reason” as defined herein, including, without limitation, or if your employment is terminated by reason of your disability or your death. In addition, you are not entitled to receive the Severance Payment if your employment is terminated by you or the Company for any or no reason before a Change in Control occurs or more than twelve (12) months after a Change in Control has occurred.

In order to receive the Severance Payment, you must execute (and, if applicable, not revoke) any release reasonably requested by the Company.

The Severance Payment will be paid to you without regard to whether you look for or obtain alternative employment following your termination of employment with the Company.

Upon a Change in Control, all unvested stock options, unvested restricted stock units and any other unvested equity-based awards or grants previously granted to you shall become fully vested and will be exercised or paid in accordance with the terms of any applicable grant or award agreements and plans governing such awards or grants. This Agreement shall be deemed an amendment of all such applicable grant or award agreements for the purpose of the accelerated vesting provided for in this paragraph.

3. BENEFITS CONTINUATION.

If you are entitled to the Severance Payment under Section 2, and you elect to continue your health coverage benefits pursuant to COBRA, the Company will pay your COBRA coverage premiums for a period of fifteen (15) months following your termination of employment, provided that the Company payment shall cease if your COBRA coverage terminates in accordance with applicable rules.

The Company will not provide duplicative benefits. As a result, benefits otherwise receivable pursuant to this Section 3 shall be reduced or eliminated if and to the extent that you receive such benefits pursuant to any employment agreement you may have with the Company.

Benefits otherwise receivable pursuant to this Section 3 also shall be reduced or eliminated, as the case may be, if and to the extent that you receive comparable benefits from any other source (for example, another employer); provided, however, you shall have no obligation to seek, solicit or accept employment from another employer in order to receive the benefits provided by this Agreement.

4. CHANGE IN CONTROL.

For purposes of this Agreement, the term Change in Control shall mean and include the first to occur after the date of this Agreement of any of the following transactions or events:

(a) Any sale or transfer of all or substantially all of the assets of WEDC to an entity not under direct or indirect control by, or under common control with, WEDC;

(b) A merger or consolidation involving WEDC, unless the stockholders of WEDC receive in the transaction, with respect to their stock in WEDC, stock or other securities representing a majority in voting interest of the acquiring entity’s equity securities;

(c) Any sale of a majority voting interest of the outstanding stock of WEDC by the holders thereof in a single transaction or series of related transactions; or

(d) Any change in a majority of the members of the Board of Directors of WEDC that occurs at a single meeting of shareholders of WEDC or by virtue of any action taken, pursuant to applicable law and in accordance with the charter and bylaws of WEDC, by shareholders in lieu of a single meeting.

5. CAUSE AND GOOD REASON DEFINED.

For purposes of this Agreement, the term “Cause” shall mean discharge resulting from a determination by the Company that you have: (i) been convicted of a criminal offense involving dishonesty, fraud, theft, embezzlement, breach of trust or moral turpitude; (ii) performed an act or failed to act which, if you were prosecuted and convicted, would constitute a crime or offense involving money or property of the Company; or (iii) willfully refused to perform the duties reasonably that are assigned to you and are consistent with your position with the Company.

For purposes of this Agreement, the term “Good Reason” shall mean that the Company (or its successor entity in a Change of Control) has (i) or made a material change in the nature or scope of the responsibilities, title and authority you had immediately prior to the Change in Control; (ii) decreased the total annual compensation or benefits payable to you other than as a result of a decrease in incentive-based compensation payable to you and to all other similarly situated employees of Company on the basis of Company’s financial performance; or (iii) relocated, or given you written notice of a relocation of your principal place of employment to a location that is more than fifty (50) miles distant from your principal place of employment immediately prior to the Change in Control.

6. CEILING ON BENEFITS.

Notwithstanding any other provision of the Agreement, you agree that to the extent the payment of the Severance Payment would, together with all other “payments in the nature of compensation,” within the meaning of Section 280G of the Internal Revenue Code (the “Code”) or its successor provision, cause you to be subject to the excise tax (or an increased excise tax) imposed by Section 4999 of the Code on any such payments in the nature of compensation the Severance Payment shall be reduced (or eliminated) to that extent.

If WEDC believes that you will be subject to a reduction or elimination of the payments to which you are entitled under this Agreement pursuant to the provisions of this Section, you and WEDC will then, at WEDC’s expense, retain legal counsel, certified public accountants, and/or a firm of recognized executive compensation consultants to provide an opinion or opinions concerning whether the reduction or elimination pursuant to this Section applies.

WEDC will select the legal counsel, certified public accountants and executive compensation consultants. If you do not accept one or more of the parties selected by WEDC you may provide WEDC with the names of legal counsel, certified public accountants and/or executive compensation consultants acceptable to you. If WEDC does not accept the party or parties selected by you, the legal counsel, certified public accountants and/or executive compensation consultants selected by you and WEDC, respectively, will select the legal counsel, certified public accountants and/or executive compensation consultants to provide the opinions required.

If the opinion(s) state that the reduction or elimination of the Severance Payment under this Section should apply, then the Severance Payment will be correspondingly reduced or eliminated, as the case may be.

If WEDC believes that your Total Payments will exceed the limitations of this Section 6, it will nonetheless make payments to you, at the times stated above, in the maximum amount that it believes may be paid without exceeding such limitations. The balance, if any, will then be paid after the opinions called for have been received.

If the amount paid to you by WEDC is ultimately determined, pursuant to the opinion referred to above or by the Internal Revenue Service, to have exceeded the limitation of this Section 6, the excess will be treated as a loan to you by WEDC and shall be repayable on the 90th day following demand by WEDC, together with interest at the “applicable federal rate” provided in Section 1274(d) of the Code.

7. SUCCESSORS.

WEDC will require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of WEDC to assume, whether expressly or by operation of law, this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place. As used in this agreement “Company” shall mean Company, as hereinbefore defined and any successor to its business and/or assets as aforesaid which assumes and agrees to perform this Agreement by operation of law or otherwise.

8. BINDING AGREEMENT.

This Agreement shall inure to the benefit of and be enforceable by you and your personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees. If you should die while any amount would still be payable to you hereunder had you continued to live, all such amounts, unless otherwise provided herein, shall be paid in accordance with the terms of this Agreement to your devisee, legatee or other designee or, if there is no such designee, to your estate.

9. NOTICE.

For purposes of this Agreement, notices and all other communications provided for in this Agreement shall be in writing and shall be deemed to have been duly given when delivered or mailed by United States certified or registered mail, return receipt requested, postage prepaid, addressed to the respective addresses set forth on the first page of this Agreement, provided that all notices to WEDC shall be directed to the attention of the Chief Executive Officer of WEDC with a copy to the Chief Financial Officer or General Counsel of WEDC, or to such other address as either party may have furnished to the other in writing in accordance herewith, except that notice of change of address shall be effective only upon receipt.

10. MISCELLANEOUS.

No provision of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing and signed by you and a senior executive officer of the Company or a member of the Executive Compensation Committee of the Board of Directors of WEDC. No waiver by either party hereto at any time of any breach by the other party hereto of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time. No agreement or representations, oral or otherwise, express or implied, with respect to the subject matter hereof have been made by either party which are not expressly set forth in this Agreement. The validity, interpretation, construction and performance of this Agreement shall be governed by the laws of the State of Arizona without regard to its conflicts of law principles. All references to sections of the Act or the Code shall be deemed also to refer to any successor provisions to such sections. Any payments provided for hereunder shall be paid net of any applicable withholding required under federal, state or local law.

11. VALIDITY.

The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect.

12. COUNTERPARTS.

This Agreement may be executed in several counterparts, each of which shall be deemed to be an original but all of which together will constitute one and the same instrument.

13. ALTERNATIVE DISPUTE RESOLUTION.

All claims, disputes and other matters in question between the parties arising under this Agreement shall, unless otherwise provided herein (such as in Sections 6 and 7(d)), be resolved by the arbitration provisions set forth below.

Any dispute, controversy, or claim, whether contractual or non-contractual, between WEDC and you arising directly or indirectly out of or connected with this Agreement, relating to the breach or alleged breach of any representation, warranty, agreement, or covenant under this Agreement, unless mutually settled by the parties hereto, shall be resolved by binding arbitration in accordance with the Employment Arbitration Rules of the American Arbitration Association (the “AAA”). Any arbitration shall be conducted by arbitrators approved by the AAA and mutually acceptable to WEDC and you. All such disputes, controversies, or claims shall be conducted by a single arbitrator, unless the dispute involves more than $100,000 in the aggregate in which case the arbitration shall be conducted by a panel of three arbitrators. If the parties hereto are unable to agree on the arbitrator(s), then the AAA shall select the arbitrator(s). The resolution of the dispute by the arbitrator(s) shall be final, binding, nonappealable, and fully enforceable by a court of competent jurisdiction under the Federal Arbitration Act. The arbitrator(s) shall award damages to the prevailing party. The arbitration award shall be in writing and shall include a statement of the reasons for the award. The arbitration shall be held in the Phoenix metropolitan area. The arbitrator(s) shall award reasonable attorneys’ fees and costs to the prevailing party.

14. EXPENSES AND INTEREST.

If a good faith dispute shall arise with respect to the enforcement of your rights under this Agreement or if any arbitration or legal proceeding shall be brought in good faith to enforce or interpret any provision contained herein, or to recover damages for breach hereof, and you are the prevailing party, you shall recover from the Company any reasonable attorneys’ fees and necessary costs and disbursements incurred as a result of such dispute or legal proceeding, and prejudgment interest on any money judgment obtained by you calculated at the rate of interest announced by Guaranty Bank from time to time as its prime rate from the date that payments to you should have been made under this Agreement.

15. OFFSET.

The Company may apply amounts payable under this Agreement to any debts owed to the Company by you on your Termination Date. All amounts payable by WEDC in accordance with this Agreement shall be paid without notice or demand. If WEDC has paid you more than the amount to which you are entitled under this Agreement, the Company shall have the right to recover all or any part of such overpayment from you or from whomsoever has received such amount.

16. ENTIRE AGREEMENT.

This Agreement sets forth the entire agreement between you and WEDC concerning the subject matter discussed in this Agreement and supersedes all prior agreements, promises, covenants, arrangements, communications, representations, or warranties, whether written or oral, by any officer, employee or representative of the Company. Any prior agreements or understandings with respect to the subject matter set forth in this Agreement are hereby terminated and canceled.

17. PARTIES.

This Agreement is an agreement between you and WEDC. In certain cases, though, obligations imposed upon WEDC may be satisfied by a subsidiary of WEDC. Any payment made or action taken by a subsidiary of WEDC shall be considered to be a payment made or action taken by WEDC for purposes of determining whether WEDC has satisfied its obligations under this Agreement.

18. SECTION 409A.

The Company intends that the benefits provided pursuant to this Agreement comply with the requirements of Section 409A of the Internal Revenue Code (the “Code”) and the Treasury Regulations thereunder. Under no circumstances may the time or schedule of any payment made or benefit provided pursuant to this Agreement be accelerated or subject to a further deferral. You do not have any right to make any election regarding the time or form of any payment due under the terms of this Agreement. The terms of this Agreement shall be performed in compliance with Section 409A and each provision of this Agreement shall be interpreted, to the extent possible, to comply with Section 409A.

In addition, notwithstanding any other provision of this Agreement to the contrary, in the event that your employment is terminated when you are a “specified employee” within the meaning of Section 409A of the Internal Revenue Code (“Code”) as determined in accordance with the methodology in place or established by the Company as in effect on the date of termination (a “Specified Employee”), any amounts that would otherwise be payable under this Agreement during the six-month period immediately following the date of your “separation from service” within the meaning of Section 409A of the Code (other than unpaid accrued base salary through the date of termination and other than any other payments that are not considered deferred compensation under Section 409A) shall be paid to you on the Delayed Payment Date. The “Delayed Payment Date” shall, for purposes of this Agreement, mean the first business day after the date that is six months following your “separation from service” within the meaning of Section 409A of the Code.

If you would like to participate in this special benefits program, please sign and return the extra copy of this letter which is enclosed.

Sincerely,

WHITE ELECTRONIC DESIGNS

/s/ Roger A. Derse
Roger A. Derse
VP, CFO & Office of the President

ACCEPTANCE AND ACKNOWLEDGMENT

I hereby accept the offer to participate in this special benefits program and I agree to be bound by all of the provisions noted above.

/s/ Karen Kock

1/6/09
Date